Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

July 10, 2015

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:		Mara L. Ransom
Andrew Blume Jason Niethamer Jacqueline Kaufman

	Re:	TerraForm Global, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 17, 2015 CIK No. 0001620702

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Global, Inc., a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”) that amends the Registration Statement filed with the SEC on June 17, 2015 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 8, 2015, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement. The Amendment primarily reflects changes responsive to the Staff’s comments. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing  Hong Kong  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

July 10, 2015

Capitalization, page 97

1. Please confirm that the transactions assumed in the Acquisitions column of your capitalization table represent the transactions defined as Pending Acquisitions on page 21. If not, please disclose or include a cross-reference to the nature of these transactions.

Response

The Company advises the Staff that the transactions assumed in the Acquisitions column of the capitalization table represent the “Acquisitions” as that term is used throughout the Prospectus and is defined on page 22 to include both the Acquired Projects detailed on pages 20 to 21 and the Pending Acquisitions detailed on page 22. The Company has further clarified this by including footnote 1 on page 98 of the Prospectus.

Unaudited pro forma cash available for distribution for the year ended December 31, 2014 and the three months ended March 31, 2015, page 106

2. Please explain to us why the income tax (benefit) expense amounts in your historical cash table on page 107 do not agree to the related amounts in your pro forma financial statements.

Response

The Company advises the Staff that it has revised the income tax (benefit) expense amounts in the historical cash table on page 107 to agree with the related amounts in the pro forma financial statements. Both amounts will change in future filings when the size and estimated net proceeds of the offering is known and the Company will revise the Prospectus accordingly at that time.

Estimated cash available for distribution for the twelve months ended June 30, 2016 and December 31, 2016

Assumptions and considerations

Revenue, page 112

3. Please provide an updated schedule supporting forecasted revenues and anticipated GWh of production for each project in the initial portfolio outlined on page 197 similar to what was provided as part of your response to comment 4 in our letter dated April 30, 2015. Please also provide the detail in support of the estimated megawatts in operation for each period presented. It remains unclear after reviewing your response to comment 10 and the revised disclosure on page 112 of the Prospectus why a small number of projects may not be contributing to a significant amount of forecasted revenues and anticipated GWh of production.

Securities and Exchange Commission

July 10, 2015

Response

In response to the Staff’s comment, the Company has attached as Annex A hereto support for the anticipated GWh of production and forecasted revenues for each project and site in the Company’s initial portfolio. Annex A also sets forth the estimated megawatts in operation and under construction by quarter to further support the forecasted revenues and anticipated GWh of production for each project. As indicated in Annex A, no single project in the Company’s initial portfolio accounts for more than 19% of forecasted GWh or 13% of forecasted revenue during the periods presented. The six largest projects, or 14% of the projects in the Company’s initial portfolio, encompass 21 out of 72, or 29%, of the total sites in the Company’s initial portfolio. These six projects account for approximately 55% of GWh and 42% of forecasted revenue during the periods presented. These projects are distributed across a range of sites, and are delineated by separate physical operating systems and grid interconnections, reducing the impact of equipment failures and other operating risks on the entire project.

Unaudited pro forma condensed consolidated financial statements

Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014, page 123

4. We note your disclosure on page 33 that the Class B and B1 units of Global LLC will be exchangeable for a share of Class A common stock at any time. Please tell us how you reflected these units in your pro forma EPS computations, including how, if at all, they impacted your earnings allocations. See ASC 260-10-55-20.

Response

The Company advises the Staff that, in future filings when share information is available, the Class B and B1 units of Global LLC will be considered among the potential common shares of TerraForm Global, Inc. for the purpose of computing pro forma diluted EPS (and thus included to the extent dilutive) in accordance with ASC 260-10-55-20(b).

Unaudited pro forma condensed consolidated balance sheet as of March 31, 2015, page 128

5. We have reviewed your response to comment 13 and note that the formation transaction debt adjustment does not appear to agree to the adjustments disclosed in footnote 16 on page 132. Please advise or revise.

Securities and Exchange Commission

July 10, 2015

Response

In response to the Staff’s comment, the Company has revised the amounts disclosed in footnote 16 on page 132 of the Prospectus such that the amounts agree to the formation transaction debt amount in the unaudited pro forma condensed consolidated balance sheet.

Project descriptions, page 198

6. We note your disclosures on pages 200 and 201 that certain of your India projects have or will receive viability gap funding subsidies. Please tell us how you account for these subsidies and tell us the authoritative guidance you relied upon in developing your accounting policy.

Response

The Company advises the Staff that the viability gap funding subsidies that will be received by its India projects will be considered to be subsidies of the costs to construct the renewable energy systems and will be accounted for as a reduction to the carrying value of the property and equipment based on analogy to the guidance in ASC 450 and IAS 20, Accounting for Government Grants and Disclosure of Government Assistance.

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

1. Nature of operations, page F-200

7. Similar to prior amendments, please clearly disclose the names of each individual project included in your predecessor financial statements. Also confirm that your predecessor financial statements include all projects expected to be acquired from your Sponsor, including those projects that are pre-construction, in-construction, and those that have been constructed but have yet to reach their commercial operation date.

Response

In response to the Staff’s comment, the Company has disclosed the names of each individual project included in the tables in footnote 1 of the annual and interim predecessor financial statements. The Company confirms that the predecessor financial statements include all projects expected to be acquired from its Sponsor, including those projects that are pre-construction, in-construction, and those that have been constructed but have yet to reach their commercial operation date.

2. Summary of significant accounting policies

Revenue recognition, page F-203

Securities and Exchange Commission

July 10, 2015

8. Throughout your filing and within your acquiree financial statements, including but not limited to pages 54, 146, 148, F-61, and F-112, we note discussions of government grants and incentives, including certified emission rights (CERs) and generation based incentives. Please tell us the nature of all government incentives, grants and/or renewable energy credits expected to materially impact your business. Citing relevant authoritative accounting guidance, specify how you account or intend to account for them, including how you present them on your balance sheet and statements of operations. Also, confirm that your pro forma financial statements reflect government grants received by all of your projects on a consistent basis.

Response

The Company advises the Staff that it has summarized the various governmental programs and incentives that the Company expects will materially impact its business in the “Business—Government incentives” section beginning on page 224 of the Prospectus. The various government incentive programs described generally fall into one of the following categories—grant programs, feed-in tariff arrangements, generation and performance based incentives, renewable energy certificates (including certified emission rights and other similar programs), income tax holidays/exemptions, and non-income tax exemptions. Grants from government agencies that are part of a program to subsidize the costs to construct a renewable energy system and are determined based on the cost to construct that system are accounted for as a reduction to the carrying value of the property and equipment based on analogy to the guidance in ASC 450 and IAS 20. All other government grants are accounted for in earnings based on analogy to the guidance in ASC 450 and IAS 20. Feed-in tariff arrangements are accounted for as operating leases in accordance with ASC 840. Generation and performance based incentives received will be accounted for as revenue and recognized as energy is generated over the term of the agreement in accordance with ASC 605. Renewable energy certificates (RECs) are considered governmental incentives and are not considered output of the underlying renewable energy systems. REC revenue will be recognized when the electricity is generated and the REC is sold in accordance with ASC 605. Income tax holidays/exemptions are accounted for as a reduction in income tax expense in accordance with ASC 740. Non-income tax exemptions are accounted for as a reduction to operating costs and expenses in accordance with ASC 740. Historically, the Company has not disclosed its accounting policies for these programs as they are not material to the historical periods presented in its predecessor financial statements. The Company will continue to evaluate the need for additional accounting policy disclosures to the extent these programs become material to its financial position and results of operations. The Company confirms that the unaudited pro forma financial statements reflect government incentives received by all of the Company’s projects on a consistent basis and any necessary purchase accounting adjustments have been reflected, for instance in cases where upfront grants received were recorded by the acquiror as deferred revenue.

Securities and Exchange Commission

July 10, 2015

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul D. Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech Zornoza
Jeremy Avenier
Yana Kravtsova
TerraForm Global, Inc.

Securities and Exchange Commission

July 10, 2015

ANNEX A

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83